Exhibit 15.5

1700 K Street, NW, Fifth Floor Washington, D.C. 20006-3817 PHONE 202.973.8800 FAX 202.973.8899 www.wsgr.com

Robert H. Rosenblum

Email: rrosenblum@wsgr.com

Direct Dial: 202-973-8808

December 21, 2018

David Gessert

Staff Attorney

Securities and Exchange Commission

Division of Corporate Finance, Office of Financial Services

100 F Street, NE

Washington, DC 20549

Re:                             Blockstack Token LLC

Draft Offering Statement on Form 1-A

Submitted September 13, 2018

CIK No. 0001719379

Dear Mr. Gessert:

Blockstack Token LLC (“Blockstack,” the “Company” or “we”) respectfully submits this correspondence to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in response to the Commission’s letter dated November 29, 2018 (the “Comment Letter”), relating to the Company’s filing on September 13, 2018 of the Company’s Draft Offering Statement on Form 1-A (the “Offering Statement”).

To facilitate your review, we have reproduced below the Staff’s comments in bold italics, followed by our responses.

Form 1-A filed September 13, 2018

Part II

Cover Page, page 1

1.                                      In your next revision, please include your telephone number and website address on the cover page of the offering circular. Refer to Item 1(b) of Part II of Form 1-A for guidance.

In response to the Staff’s comment, the Company has revised the Offering Statement on the cover page of the offering circular immediately below the address block.

2.                                      Please revise the cover page to state when the general, App Mining program and Grant allocation offerings of Stacks Tokens will commence.

AUSTIN    BEIJING    BOSTON    BRUSSELS    HONG KONG    LONDON    LOS ANGELES    NEW YORK    PALO ALTO

SAN DIEGO    SAN FRANCISCO    SEATTLE    SHANGHAI    WASHINGTON, DC    WILMINGTON, DE

In response to the Staff’s comment, the Company has revised the Offering Statement in the second paragraph following the table and footnotes on the cover page of the offering circular.  With respect to the date of the commencement of the offering of the general offering and App Mining program, please refer to the Company’s responses to comments 8 and 9.  The Company wishes to advise the Staff that it no longer intends to qualify the Grant allocation as part of this offering.

3.                                      Please revise the cover page to disclose that payment for tokens in the cash offering may be made in US dollars, Bitcoin or Ether. Also state that once submitted, an investor’s subscription is irrevocable. In this regard, we note your disclosure in the second paragraph on page 136 under the heading Plan of Distribution—The cash offering.

In response to the Staff’s comment, the Company has revised the Offering Statement to include the suggested disclosure in the third paragraph following the table and footnotes on the cover page of the offering circular.

4.                                      We note your disclosure in Footnote 1 to the fee table that the $0.15 price per token may fluctuate for Stacks Tokens distributed under the App Mining program and the Grant allocation. Please provide your legal analysis as to how this offering complies with the requirements in Rule 253(b) of Regulation A to provide a bona fide range.

In response to the Staff’s comment, the Company has revised the Offering Statement on pages 4 and 139 to note that the price of the Stacks Tokens distributed pursuant to the App Mining program will be or will be deemed to be, as applicable, $0.15 per Stacks Token and, further, to clarify that the price per Stacks Token will only change upon the filing of an offering circular supplement.  Further, we respectfully submit that the Company is not required to provide a bona fide price range estimate because it does not intend to rely on Rule 253(b) to omit final pricing information from the offering statement, nor will it seek its qualification on the basis of a bona fide price range estimate. The Company does, however, anticipate that it may need to adjust pricing, and for this reason, has disclosed the circumstances under which the Company intends to do so.

5.                                      We note your disclosure in the 4th paragraph following the fee table that you expect to issue the Stacks Tokens sold in the cash offering 90 days following the commencement of the offering. Please revise, here and throughout the offering circular where you have similar disclosure, to disclose that the release of tokens purchased in the cash offering is subject to the time lock described under the section headed Offering Summary—Terms of this Offering—Unlocking of Stacks Tokens on page 3.

In response to the Staff’s comment, the Company has revised the Offering Statement on the cover page and pages 5, 20 and 138.

6.                                      Please provide your legal analysis supporting your conclusion that the investment limitation described in Rule 251(d)(2)(i)(C) f Regulation A does not apply to Stacks Tokens offered for non-cash consideration through App Mining or the Grant allocation.

The Company first wishes to advise the Staff that it has abandoned the Grant allocation at this time and removed all references to the Grant allocation from the offering circular.

In response to the Staff’s comment, the Company respectfully submits that the investment limitations of Rule 251(d)(2)(i)(C) (the “Rule”) do not apply to recipients who receive the Stacks Tokens through the App Mining program.  As a result, the Company is treating these recipients as if they do not pay any “purchase price” for the Stacks Tokens for purposes of the investment limitation.  The Company has revised the Offering Statement on the cover page, page 5 and page 140 of the offering circular to clarify its position.

The Company takes this position because, as discussed below, (1) the text of the Rule references the “aggregate purchase price to be paid” by the investor, which suggests a focus on payments in money rather than non-cash consideration, (2) there is no reasonably practicable way for investors and issuers to measure non-cash consideration for purposes of assessing compliance with the investment limitations, and (3) treating non-cash consideration as relevant to the calculation does not make sense in light of the stated purpose of the investment limitation to protect investors against substantial losses and the way this risk is measured, i.e., based on financial metrics.

First, the text of the Rule indicates that the investment limitation does not apply to distributions of the Stacks Tokens for non-cash consideration.  As relevant here, the Rule states as follows:

(C) In a Tier 2 offering of securities that are not listed on a registered national securities exchange upon qualification, unless the purchaser is either an accredited investor ... or the aggregate purchase price to be paid by the purchaser for the securities ... is no more than ten percent (10%) of the greater of such purchaser’s: (1) Annual income or net worth if a natural person (with annual income and net worth for such natural person purchasers determined as provided in Rule 501 (§ 230.501)); or (2) Revenue or net assets for such purchaser’s most recently completed fiscal year end if a non-natural person.

The term “aggregate purchase price” is not defined.  However, we believe the term “price” is reasonably viewed as indicating that an investor’s investment should be limited based on monetary consideration rather than some other form of consideration.  This is because the work “price” suggests monetary value.  In fact, the Cambridge Dictionary of English defines “price” as “the amount of money for which something is sold or offered for sale.”  In contrast, the term “value” is more broadly as “importance, worth, or benefit.”

The Company’s position is further bolstered by guidance provided in the Rule for how issuers should calculate “aggregate offering price” for purposes of the overall limitation on sales for Tier 1 and Tier 2 offerings in Rule 251(a)(2), which provides that “where a mixture of cash and non-cash consideration is to be received, the aggregate offering price must be based on the price at which the securities are offered for cash.” Here, the Commission specifically acknowledges that non-cash consideration does not have a true “price” and provides a way to account for that issue in calculating compliance with the aggregate offering limitation.  The Commission also provides a way to value the consideration paid, which is “as established by bona fide sales of that consideration made within a reasonable time, or, in the absence of sales, on the fair value as determined by an accepted standard.”  The focus here is on value of non-cash consideration as a way to determine price, which, in contrast to value, is specifically related to monetary value.

If the Commission sought to encompass non-monetary value into the investment limitations of Regulation A, it would, the Company believes, have used the term “value” rather than the term “price” in the Rule, and would, as it did in its guidance related to aggregate offering price, have provided instructions as to how to value non-cash consideration.  The Commission did neither of these things.  As a result, the Company believes, based on the text of the Rule, that those investment limitations should not apply to non-monetary consideration.

The Company also believes its positon can be differentiated from cases where the Commission has determined that securities received for non-cash consideration are “sales” of securities for purposes of the Securities Act, precisely because those cases depend on the use of the term “value” rather than “price.” Those cases (which typically involve a determination that a sale of securities has occurred for purposes of Section 5 of the Securities Act) have been rooted the definition in Section 2(a)(3) of the Securities Act of a “sale” as “every contract of sale or disposition of a security or interest in a security for value.”  In those cases, the Commission has consistently asserted that free distributions are “sales” because the purchaser provides non-cash “value” (for example, by giving the distributor additional business).  See, e.g., SEC, In the Matter of Joe Loofbourrow,  Securities Act Rel. No. 7700 (July 21, 1999) (distributor benefited from a “free” stock giveaway because it attracted potential future investors and increased the possibility that a market would exist for a later offering); SEC, In the Matter of Web Works Marketing.com, Inc. and Trace D. Cornell Securities Act of 1933, Release No. 7703 (July 21, 1999) (alleging “free” stock was provided to induce customers to enter into and maintain contracts for long distance telephone service marketed by the distributor and to attract visitors to the web site and to generate interest in the company, thus providing the company with “value” for purposes of Section 2(a)(3)).   The Commission has consistently pointed out that value is not limited to cash.  In contrast, the Commission has not, to the Company’s knowledge, taken this position with respect to the term “price.”

Finally, the Company believes its position is also supported by the fact that the Rule refers to an amount to be “paid” by the investor, as opposed to an amount “received” by the issuer.  Again, this contrasts with the language of the definition of “aggregate offering price” in Rule 251(a)(2), which references the amount of “cash and other consideration received” rather than the “price paid.”  The difference in the language suggests to the Company that the investment limitations are meant to be based on monetary value and not some other form of value.  Again, if the Commission meant to indicate that non-cash consideration should be included in calculations made for purposes of the investment limitation, the Company believes the Commission would have clarified this position (as it did with respect to the aggregate offering limitations) and/or used alternative language (i.e., “received by the issuer” rather than “paid by the purchaser”).

Second, if purchasers were required to value their non-cash consideration for purposes of the income or net worth assessments of the Rule, it is difficult to know how those valuations would occur.  Certainly, and in contrast to the guidance on aggregate offering price, the Rule does not provide a way for investors to make those assessments.  In addition, there is simply no reasonably practicable way for an individual to value her efforts mining or performing other activities.  Although investors could potentially calculate their time working on mining activities, perhaps as a percentage of their total income, this would be time-consuming and nearly impossible to validate.  In addition, if the Commission were to determine that investors need to include non-cash consideration in their calculations of the numerator of the investment limitation tests, they would also need to include the value of that work — and any other work they may have done without monetary compensation — into the denominator representing their total income.  The Company notes that investors self-certify their compliance with the investor limitations, which means that the burden of making any assessments of the value of mining or other activities would be imposed on the recipients of the Stacks tokens, not on the Company.  This would be an unreasonable burden for most investors.

Finally, treating non-cash consideration as relevant to the calculation of compliance with the investment limitations does not make sense in light of the stated purpose of the investment limitation to protect investors against substantial losses and the way this risk is measured, i.e., based on financial metrics. The Adopting Release makes clear that the concern behind the investment limitation is that non-accredited investors may suffer financial losses they cannot afford by purchasing excessive amounts of securities.  See, e.g., Amendments for Small and Additional Issues Exemptions under the Securities Act (Regulation A), Release Nos. 33-9741, at 48 (March 25, 2015) (the “Adopting Release”) (citing concerns that non-accredited investors “may not be able to absorb the potential loss of [an] investment”).  In the Company’s case, of course, the risk is that the Stacks Tokens will be of little or no worth in relation to the price paid.

Although the language of the Adopting Release does not specify financial losses, the use of a financial metric to measure the risk of vulnerability to loss suggests that financial losses are the true concern the Commission is trying to address with the investment limitation.  It does not suggest in any way that the Commission is concerned that individuals will waste time by providing a level of services or similar consideration that is disproportional to the value of the securities they receive.  In fact, this type of approach to the investment limitation would, in the Company’s view, not be an appropriate focus of the investment limitation, any more than the Commission would appropriately limit a person’s efforts writing a novel that may not be successful (and thus would involve some type of “loss” of time or effort) — even if payment for writing the novel involved payment in securities.  Instead, we believe the Commission sought to mitigate the potential vulnerability of investors that invest too much money in a Regulation A offering.

7.                                      We note that you define the company together with its parent, Blockstack PBC, and affiliates as “Blockstack.” Please clarify whether the entities you collectively refer to as “Blockstack” are co-issuers of the Stacks Tokens, or whether the company is the sole issuer of the Stacks Tokens.

In response to the Staff’s comment, the Company confirms that the Company is the sole issuer of the Stacks Tokens.  The Company will be the sole Blockstack entity party to the sale agreements for the Stacks Tokens sold in the offering, including the subscription agreement and the participation agreement required to receive Stacks Tokens in the cash offering and the App Mining program, respectively.  The Company also owns and operates the stackstoken.com website through which the cash offering will be conducted and will operate the app.co/mining website through which the App Mining program will be conducted.

Terms of this Offering—Summary, page 1

8.                                      Regarding your election to make up to 120 million Stacks Tokens not sold through the voucher program available through the general offering, please disclose how you will determine how many unsold Stacks Tokens to make available in the general offering and what will happen to unsold voucher program Stacks Tokens that are not made available in the general offering. Please also tell us why this does not amount to a delayed offering of these tokens. This appears to be a separate offering because you will offer the tokens to a different group of investors at a different price than originally offered. We understand that the offering period for the voucher program will end 21 days after commencement of the offering, and assume you would make this election at that time, or at least later than the two calendar days after qualification required for commencement of a continuous offering under Rule 251(d)(3)(i)(F).

In response to the Staff’s comment, the Company has revised the Offering Statement in various places on the cover page of the offering circular to reflect a revised offering structure.  The Company will now determine how many Stacks Tokens it will make available in the general offering and the voucher offering by soliciting indications of interest in accordance with Rule 255 prior to the date of qualification of the offering, and estimating interest in the offering among holders of vouchers and other prospective investors.  At such time, the Company will also determine the final price of the offering and may reduce the number of Stacks Tokens sold in the offering due to an increase in price or due to its estimation of interest in the offering.  Stacks Tokens not included in the offering but which have been introduced onto the genesis block will remain unallocated and will not be held by any wallet address, and may be sold in other future offerings.

9.                                      You state that the tokens to be sold in this offering will be introduced as part of the genesis block, except for tokens to be issued in the App Mining program, which will be introduced in a hard fork to the network at the closing of the cash offering. Please help us understand when the genesis block tokens will be introduced in comparison to the App Mining program tokens, and whether your reference to ‘closing of the cash offering’ means the end of the offering period for the cash offering (28 days after commencement of the offering) or the “Cash Offering Closing” (approximately 90 days after commencement). Please also address why the offering of the App Mining tokens is not a delayed offering, if the tokens will not be introduced until the closing of the cash offering (whether that is 28 or 90 days after commencement). In your analysis, please also specifically address the mechanics of the App Mining program and, in particular, why the tokens under this offering will only be distributed on a monthly basis.

In response to the Staff’s comment, the Company has revised the Offering Statement on page 1 and 139 to clarify the timing of the introduction of the App mining program tokens and the mechanics of the App Mining program.  We have clarified that the Stacks Tokens that will be issued upon qualification of the Offering Statement are part of the initial supply of Stacks Tokens created upon the introduction of the genesis block, which was launched in November 2018.  As explained on page 125 of the Offering Statement, at the time these Stacks Tokens were introduced, the Stacks Tokens to be sold in the Regulation A offering were unowned, and therefore a further hard fork is required to distribute them.

Each additional supply of Stacks Tokens will either be introduced by mining or through another hard fork.  In the case of the Stacks Tokens to be issued under the App Mining program, the applicable hard fork will occur at the Cash Offering Closing, at which point developers who have earned Stacks Tokens under the App Mining program since qualification of the offering will receive an immediate distribution of Stacks

Tokens.  The remainder of the Stacks Tokens created at the Cash Offering Closing for the App Mining program will be held in a wallet held by Blockstack, and distributed on a monthly basis.   The Stacks Tokens issued under the App Mining program will be issued on a monthly basis as a result of the fact that the awards in the App Mining program will be set monthly.

Additionally, the Company respectfully submits that the App Mining program is not a delayed offering.  Within two calendar days of qualification of the offering, participants in the App Mining program will be able to execute participation agreements and be eligible to immediately start earning rewards in Stacks Tokens based on applications live on the network at such time.  The issuance of the Stacks Tokens will be delayed due to the need for a hard fork (as described above) but the Stacks Tokens will begin to be earned as soon as a participation agreement is executed.

Terms of this Offering—App Mining program, page 3

10.                               Please revise to disclose how you will determine the amount of the reward to pay to participating application developers and reviewers. Please also disclose whether your officers, directors or related parties will be eligible to receive awards under the App Mining program.

In response to the Staff’s comment, the Company has revised the Offering Statement on page 3 of the offering circular.  The Company confirms that no officers, directors or related parties will be eligible to receive awards under the App Mining program.  The Company has also filed the algorithm it intends to use for the App Mining program as Exhibit 15.3.

Terms of this Offering—Unlocking of Stacks Tokens, page 3

11.                               Please revise to clarify that you will require and accept full payment from participants in the cash offering on a rolling basis during the term of the offering rather than incrementally as the tokens are unlocked and released. Also describe investors’ rights to repayment in the event you are not able to deliver their tokens.

In response to the Staff’s comment, the Company has revised the Offering Statement on pages 3 and 6 of the offering circular.

Terms of this Offering—Grant allocation, page 4

12.                               Please disclose whether your officers, directors or related parties will be eligible to receive distributions under the Grant allocation.

As noted previously in response to comment 2, the Company wishes to advise the Staff that it no longer intends to qualify the Grant allocation as part of this offering.

Terms of this Offering—How to Subscribe (cash offering), page 6

13.                               We note you will accept Bitcoin and Ether for payment in this offering. Please revise to describe:

•                  Whether the ‘time of purchase’ that is the valuation date for the Bitcoin or Ether is when you accept the subscription, receive payment from the investor, or deliver the Stacks Tokens at the Cash Offering Closing. In this regard we note disclosure in the Plan of Distribution that investors will become owners of Stacks Tokens on the date of the Cash Offering Closing;

•                  How payments made in Bitcoin and Ether will be held until release of Stacks Tokens to purchasers;

•                  In the event subscriptions are rejected, the form refunds will take to purchasers who paid using Bitcoin or Ether; and

•                  If rejected subscriptions are paid for using Bitcoin or Ether, how you will determine the amount of the refund if the value of the Bitcoin or Ether has changed.

Please make corresponding changes to the Plan of Distribution.

In response to the Staff’s comment, the Company has revised the Offering Statement on pages 6 and 138 of the offering circular.

Terms of this Offering—No Debt or Equity Provisions, page 8

14.                               We note your disclosure that you “do not believe the Stacks Tokens should be characterized as either debt or equity under the securities laws.” However, on page 128, you indicate that the tokens “will be classified as debt for purposes of the federal securities laws.” Please revise all references throughout your offering statement that characterize the securities you intend to offer as neither debt nor equity and instead ensure that you have discussed all material terms of the Tokens and provided an appropriate summary thereof.

In response to the Staff’s comment, the Company has revised the Offering Statement on page 128 of the offering circular to clarify that we consider the securities to be investment contracts, and not debt or equity, and has revised the Offering Statement on pages 126 to 129 of the offering circular to summarize the material terms of the Stacks Tokens and its smart contract.

The Blockstack Network—Overview—Future development of the Blockstack network, page 11

15.                               We note you anticipate that the Blockstack network will become decentralized, that you will no longer have control over it and, as a result, the properties of the Stacks Tokens may change, and Stacks Tokens may no longer be securities of Blockstack Token LLC. Please expand your disclosure to describe how the determination will be made that the Stacks Tokens are no longer securities, who will make that determination, how tokenholders will know when this happens, what notice they will have in advance of it happening, what rights, if any, they will have in determining whether or not it happens, and, if known, when you expect it to happen.

In response to the Staff’s comment, the Company has revised the Offering Statement on page 11 and 88 of the offering circular.

Other Token Sales, page 12

16.                               Please expand your disclosure to identify when the private offerings described occurred.

In response to the Staff’s comment, the Company has revised the Offering Statement on page 12 and 98 of the offering circular.

17.                               We note from your disclosure in the section headed Business—Developments of the Business—Token Sales, on page 97, that your receipt of the proceeds from the Stacks Tokens sold in the private offerings is subject to you meeting certain conditions. Please expand your disclosure to describe the material terms of those sales and these conditions, and discuss your progress toward meeting the user milestone. Please make corresponding changes to the risk factor “At current growth rates, the Blockstack network will not have reached one million users by the second milestone date, and we will not achieve the second milestone” on page 35.

In response to the Staff’s comment, the Company has revised the Offering Statement on pages 12, 34, 35 and 99 of the offering circular.

18.                               Regarding the conditions in the private offering, please also clarify whether you have received the funds and they are subject to return, as suggested in Note 1 to your audited financial statements, or whether you have only received the non-contingent part of the consideration, the remainder of which you expect to receive upon satisfaction of the milestones, as suggested in disclosure on page 98. Please also clarify whether, if the milestones are not met and full payment will not be made, you will issue fewer Tokens to the private investors, commensurate with the amount of consideration you ultimately receive.

In response to the Staff’s comment, the Company has revised the Offering Statement on page 99 of the offering circular to clarify that the contingent part of the consideration has been received by AI and QP Funds but has not been transferred from the AI and QP Funds to Blockstack Token LLC or any other Blockstack entity, which will only occur once the applicable milestones have been met and the funds are no longer subject to return from the Funds to the investors. The Company has revised the disclosure to further clarify that the first milestone has been met, that all Stacks Tokens purchased in these offerings were delivered upon satisfaction of the first milestone, and will not be clawed back if the second milestone fails to be satisfied.

Risk Factors

Risks Related to an Investment in the Stacks Tokens

The value ascribed to the Stacks Tokens by its holders may fluctuate based in part on the number and scope of additional features..., page 21

19.                               Please expand your disclosure to describe what rights tokenholders will have in determining whether new features are introduced to Stacks Tokens or the Blockstack network.

In response to the Staff’s comment, the Company has revised the Offering Statement on page 21 of the offering circular and added a cross-reference to the more complete description of tokenholder rights with respect to modifications on page 129 of the offering circular.

Risks Related to Blockchain Technology

Blockstack holds significant amounts of Bitcoin and other cryptoassets..., page 28

20.                               Please expand this risk factor to disclose the amount, both in terms of the dollar value and as a percentage of your total assets, of the Bitcoin and other cryptoassets you held as of the most recent period presented in your financial statements and as of the latest most practicable date.

In response to the Staff’s comment, the Company has revised the Offering Statement on page 28 of the offering circular.

Risks Related to Regulation, page 56

21.                               We note your disclosure under various risk factors appearing under the subheading Risks Related to Regulation that you believe:

•                  Miners are not broker-dealers though they receive fees for recording transactions (page 57);

•                  Neither you nor miners need to register as transfer agents or clearing agencies (page 59);

•                  Neither the Blockstack network nor browser extension are required to register as an exchange or ATS (page 59);

•                  No Blockstack entity is a money transmitter or money services business (page 60);

•                  You are eligible to conduct this 1-A offering without engaging the services of a registered transfer agent (page 60).;

•                  Transactions of Stacks Tokens to pay fees on the Blockstack network do not violate Regulation M (page 62); and

•                  You do not meet the definition of “investment company” under the Investment Company Act of 1940 because the Tokens will be “non-securities” in your hands (page 107).

Please provide us with your legal analysis with citations to proper authorities supporting your conclusions with respect to each of the above. We note your disclosure in the section headed “Business—Government Regulation” beginning on page 103.

We have addressed each of the questions you have identified in a memorandum that we have submitted to you separately.  We have requested confidential treatment for that memorandum.

It is unclear when and if federal or state regulators will allow registration of a token exchange..., page 58

22.                               We note your disclosure in the first paragraph under this heading that you are aware of “certain developments” related to the potential registration of a national securities exchange or ATS that would facilitate trading of Stacks Tokens on the secondary market and provide liquidity. Please revise to elaborate on the “certain developments” of which you are aware.

In response to the Staff’s comment, the Company has revised the Offering Statement on page 59 of the offering circular to clarify that these developments are those news reports discussed at the cross-referenced section of the offering circular captioned “Description of the Stacks Tokens Being Offered—Is there a secondary market for the Stacks Tokens?”, and have revised the disclosure on page 129 to reflect its current understanding of these news reports.

23.                               Please revise to clarify your disclosure in this risk factor and in the section “Description of the Stacks Tokens Being Offered—Is there a secondary market for the Stacks Tokens” on page 129 that with respect to ATSs, the SEC does not approve or authorize ATSs or the types of securities that trade on them.

In response to the Staff’s comment, the Company has revised the disclosure on page 131 of the offering circular.

Use of Proceeds, page 66

24.                               Please revise your disclosure to describe the approximate amount of the net proceeds to be used for each identified purpose in the order of priority of such purposes. Additionally, please discuss your plans if substantially less than the maximum proceeds are obtained. In this regard, please include a table illustrating your planned use of proceeds if 25%, 50%, 75% and 100% of the offering is sold. Refer to Item 6 of Part II of Form 1-A and Instruction 3 thereto for guidance.

In response to the Staff’s comment, the Company has revised the Offering Statement on page 66 of the offering circular.

25.                               It appears the proceeds from this offering will be used in conjunction with the proceeds from your private placements. If so, please revise to disclose the amount and sources of funds raised from other offerings and state whether those funds are firm or contingent. Refer to Item 6 of Part II of Form 1-A and Instruction 5 thereto for guidance.

In response to the Staff’s comment, the Company has revised the disclosure on page 66 of the offering circular.

Dilution, page 67

26.                               Please revise the dilution table by disaggregating the “Investors participating in this offering” line to summarize the differences between the total consideration and the price per token for each class of participants in this offering. Please also include a separate comparison to show your offering as if it were sold as described on the cover page (i.e., 215 million tokens sold in voucher program and 76 million tokens sold in the general offering).

In response to the Staff’s comment, the Company has revised the disclosure on page 67 of the offering circular.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Components of Results of Operations—Revenue, page 71

27.                               We note Blockstack does not expect to generate significant revenue from any additional sources in the near future. Please revise to describe the Company’s anticipated products and services and explain how the Company will earn revenues from sources other than the sale of Stacks Tokens.

In response to the Staff’s comment, the Company has revised the Offering Statement on page 71 of the offering circular.

Business

Corporate History, page 96

28.                               We note your discussion regarding public benefit corporations in general and the specific public benefit Blockstack PBC will promote. Please expand your disclosure to clarify the role, whether direct or indirect, Blockstack Token LLC will play in promoting this public benefit. Please add a risk factor addressing the implications to investors of investing in a company controlled by a public benefit corporation.

In response to the Staff’s comment, the Company has revised the Offering Statement on pages 56 and 97 of the offering circular.

Development of the Business

Vouchers, page 98

29.                               Your disclosure indicates that you issued the vouchers to individuals who, in connection with your November and December offerings, submitted indications of interest on your website and who requested to be included in the sale of tokens at an undefined future date at a discounted price. As such, it appears that any communications soliciting indications of interest in an offering and the opportunity to sign up for vouchers may be communications described in Rule 255, and that you should file such communications as Exhibit 13 to your Offering Statement. Please also revise the check box in Item 4 of Part I of Form 1-A to reflect that you have used solicitations of interest communications in connection with the proposed offering, or tell us why this is not applicable.

In response to the Staff’s comment, the Company has filed all communications made in connection with the opportunity that it afforded individuals to sign for vouchers.  The Company maintains, however, that these communications were not indications of interest of the type contemplated by Rule 255, as the Company had no intention at that time of pursuing a Regulation A offering, and included no mention of any specific offering in these materials.  Accordingly, the Company respectfully believes that revising the check box in Item 4 of Part I of Form 1-A is not necessary.

White Papers, page 100

30.                               We note you have issued two white papers relating to your business. Please file these white papers as exhibits to the offering statement pursuant to Item 17 of Form 1-A.

In response to the Staff’s comment, the Company has filed the white papers as Exhibits 15.1 and 15.2 to the Offering Statement.

Government Regulation—Exchange Act Considerations

Reporting Company Considerations, page 107

31.                               Please revise disclosures here and on page 60 under We could become a “reporting company” with significant additional reporting obligations ...to clarify that you are subject to the transfer agent requirement, or provide us supplementally with a detailed legal analysis why a transfer agent is not required as requested in comment 21 above.

In response to the Staff’s comment, please see the Company’s reply to comment 21.

The smart contract for the Stacks token, page 124

32.                               We note that you have described “certain rules” with respect to the smart contracts for the Stacks Tokens. Please revise to disclose all of the material provisions of the smart contracts. To the extent that the smart contracts define the rights of Stacks tokenholders, please also file the form of smart contract or a written summary as an exhibit to the offering statement pursuant to Item 17 of Form 1-A.

In response to the Staff’s comment, the Company has filed the code of the smart contract as an exhibit to the offering statement and has revised the Offering Statement on pages 126 to 129 of the offering circular.  The Company believes that the revised disclosure on pages 126 to 129 provides a summary of the smart contract and defines the rights of Stacks tokenholders.

Description of the Stacks Tokens Being Offered

What can I use the Stack Tokens for when they are issued?, page 124

33.                               Please tell us what consideration you have given to the application of Section 29(b) of the Exchange Act as it relates to the trading of securities on unregistered exchanges, and the role you may play in facilitating the sales of your tokens on such unregistered exchanges.

We have carefully considered the application of Section 29(b) of the Exchange Act as it relates to the trading of securities on unregistered exchanges.

Blockstack will not facilitate trading of the Stacks Tokens on any exchange or ATS that is not appropriately registered with the SEC or approved by FINRA, as applicable.  Among other things, Blockstack will not list the Stacks Tokens on unregistered exchanges or ATSs, encourage trading of the Stacks Tokens on unregistered exchanges or ATSs, or direct token holders to unregistered exchanges or ATSs.  Blockstack will only take these types of actions once an exchange or ATS is appropriately registered and approved. However, it is possible that illegal or unregistered exchanges may list the Stacks Token without Blockstack’s consent or its assistance, and Blockstack believes that any resulting Section 29(b) liability would then be borne by the promoters of that unregistered exchange.

Can my Stack Tokens be modified?, page 125

34.                               We note your disclosure here and elsewhere in the offering circular that the tokens may be modified and, in particular, may be modified by third parties through changes made to the smart contract, without your approval. Please provide us with additional detail why you are unable to control the smart contact such that third parties are prevented from making modifications. Additionally, please note that the material terms of the tokens must be set at the time of qualification.

In response to the Staff’s comment, the Company has revised the Offering Statement on page 129 of the offering circular to further clarify the circumstances in which the smart contract can be modified, and why Blockstack may be unable to prevent third parties from making such modifications, in particular at such time in the future when it may no longer control a majority of the core nodes on the Blockstack network.  The disclosure clarifies that none of the Company, the holders of the Stacks Token nor any other party have any contractual rights to block, approve, mandate or vote on any modification proposed by any party including Blockstack. The Company has included language in the revised disclosure on page 129, providing that the Company may propose one or more hard forks modifying the smart contract for the Stacks Token in order to implement additional functionality for holders of the Stacks Tokens, but that Blockstack will not propose the removal of any of the rights of Stacks Token holders described in the section of the offering circular captioned “Description of the Securities Being Offered—The terms of the Stack Token under its smart contract—Rights of Holders of Stacks Tokens.”

35.                               Please tell us what consideration you have given as to whether any material changes could result in a new security. Please describe the implications of such a change for existing holders and new purchasers in the offering. In your response, please address (without limitation) whether such changes could result in an effective exchange of outstanding tokens for the new security, how such an exchange would be made, and how it would comply with any registration obligations. Please make corresponding changes to the risk factor “We may not be subject to ongoing reporting requirements on . . .” on page 24, and your disclosure under the section headed “The Blockstack Network—Governance of the Blockstack Network” on page 86.

In response to the Staff’s comment, the Company has revised the Offering Statement on pages 24, 88 and in the last two paragraphs of page 129.

In considering whether a modification to the smart contract would result in the creation of a new security, the Company proposes to follow the Staff’s guidance in no action letters (or subsequent applicable legislation or rules, or subsequent applicable guidance from the courts, the Commission or the Staff) by considering whether the modification fundamentally changes the nature of the investment in the Stacks Tokens, as opposed to adjusting contractual rights of a lesser magnitude. The standard for a “fundamental change in the nature of an investment” in Staff no action letters has focused on whether the amendments would significantly alter the financial terms or basic nature of the existing securities.  When assessing, for example, whether indenture amendments create a new security, the Staff has taken no action positions in response to requests asserting an amendment eliminating certain prohibitions on the payment of dividends,(1)

(1) Leasco Corp., SEC No-Action Letter, 1982 SEC No-Act. LEXIS 2927 (Sept. 22, 1982); see also Sonderling Broadcasting, Inc., SEC No-Action Letter, 1979 SEC No-Act. LEXIS 2524, at *3-*4 (March 23, 1979) (without passing on whether new security exists, the Staff took a no-action position with respect to modification of stock repurchase limitation in connection with merger where the request asserted that the changes “will not affect the provisions of the Indenture relating to payment of principal and interest on the Debentures nor will it affect the interest rate, interest payment or maturity date, or the sinking fund provision applicable to the Debentures [nor] require any change in the form of Debenture”).

and to the elimination of covenants restricting funded debt and indebtedness of restricted subsidiaries in exchange for an increase in the interest rate from 4-3/8% to 4-7/8% and the addition of a cross-default provision relating to its other existing debt.(2) The Staff has also permitted waivers of a broad range of indenture covenants.(3)  Given that the basic nature of the Stacks Tokens is to function as the default cryptocurrency of the Blockstack network, the Company believes that none of the changes listed in the offering circular under “Description of the Securities Being Offered—The terms of the Stack Token under its smart contract—Additional Functionality” would constitute a fundamental change, as they each either relate to creating greater convenience in making payments or constitute changes and upgrades to the processing of transactions on the network and issuance of new Stacks Tokens through mining; these changes instantiate or improve features that are present in typical cryptocurrencies such as Bitcoin or Ether, and also do not remove or fundamentally alter any of the economic or other rights of the existing holders of Stacks Tokens.  The Company notes that other no-action letters have implied that amendments requiring unanimous consent may create new securities as well, but that this is not relevant to the current situation since, although Blockstack generally seeks consensus prior to introducing modifications to the Blockstack Core, it is under no obligation to do so and in any event the consensus sought is not unanimous and generally weighted heavily towards owners of core nodes and other very active participants in the Blockstack community.

As disclosed in the offering circular, to the extent the Company wishes to propose any changes not consistent with or not addressed in the disclosure in the offering circular, the Company may, at such time, determine whether such changes constitute fundamental changes to the nature of the Stacks Token, and, if it determines that such changes are fundamental, it may determine whether such changes will result in a new security.  If the Company makes the determination that such changes are fundamental, the Company will deem any such

(2) Eaton Corp., SEC No-Action Letter, 1981 SEC No-Act. LEXIS 2905, at *1 (Dec. 30, 1980).

(3) See, e.g., Tennessee Forging Steel Corp., SEC No-Action Letter, 1977 SEC No-Act. LEXIS 100, at *2 (Dec. 21, 1976); Electronic Memories and Magnetics Corp., SEC No-Action Letter, 1984 SEC No-Act. LEXIS 2735, at *1 (Oct. 16, 1984) (without passing on whether modification created new security, the Staff permitted modification of covenant restricting dividends and other payments); Macmillian, Inc., SEC No-Action Letter, 1982 SEC No-Act. LEXIS 1914, at *1 (Jan. 22, 1982) (without passing upon question of whether “sale or offer” of new security is involved, the Staff permitted waiver of dividend and restricted payments tests); Susquehanna Corp., SEC No-Action Letter, 1979 SEC No-Act. LEXIS 3070, at *3 (June 29, 1979) (modification of covenant restricting “stock payments”); Sheraton Corp., SEC No-Action Letter, 1978 SEC No-Act. LEXIS 2237, at *3 (Nov. 24, 1978) (modification of covenant restricting dividends and other payments to permit repayment of $170 million of contributions to corporate parent); Lockheed Aircraft Corp., SEC No-Action Letter, 1975 SEC No-Act. LEXIS 231, at *5-*6 (Jan. 14, 1975) (modification of stock repurchase limitations in connection with financial restructuring).

modification to constitute an exchange of securities and conduct such exchange in compliance with applicable regulatory obligations.

To the extent that any changes are proposed by third parties other than the Company and that are not approved by the Company, the Company will determine whether such changes are fundamental.  If such changes are fundamental and create a new security, the Company does take the position, however, as disclosed in its revised disclosure, that the third party proposing such change would be responsible for complying with federal securities laws with respect to the issuance of the new securities created by its proposed modification.  In the event that such modification is adopted by all or substantially all of the existing Blockstack network, the Company may conclude that, following the effectiveness of any such modification, that the Stacks Tokens issued by the Company no longer exist and have been exchanged for a new security.  In such circumstances, the Company will file an offering circular supplement notifying investors of its position, and if such modification becomes successful, may seek to exit its reporting obligations under Regulation A.

Plan of Distribution

The Cash Offering, page 135

36.                               Please disclose how long you expect to take to determine whether to accept a subscription or reject it and return the investor’s funds, and clarify what would cause an investor not to “qualify,” as noted in the second paragraph on page 136, resulting in the rejection of its subscription. Where you state that investors will become owners of Stacks Tokens as of the date of the Cash Offering Closing, please also describe the material terms of the time lock, and describe the difference in investors’ rights with respect to tokens that they have subscribed for but do not yet own and those that they own but that are subject to the time lock, as well as tokens owned but subject to the time lock and tokens that have been released from the time lock.

In response to the Staff’s comment, the Company has revised the Offering Statement on page 138 of the offering circular.

Please also clarify that the number of blocks processed on the blockchain used by your network determines that rate at which tokens will be released from the time lock, and discuss the possibility that under these terms, the release of Stacks Tokens could take significantly longer than your estimate of 23 months, or that they might never be released.

In response to the Staff’s comment, the Company has revised the Offering Statement on page 127 of the offering circular, which now clarifies that Stacks Tokens subject to the time lock cannot be used or transferred and to clarify the approximate nature of the Company’s estimate as to how much time will elapse before the time lock is released.

37.                               Please explain how you determined to hold the Cash Offering Closing approximately 90 days after the commencement of the offering. Please also discuss whether this date could be extended for any reason and if so, how you would notify subscribers of the extension and whether subscribers would have a right to revoke their subscriptions.

The Company respectfully advises the Staff that the term of 90 days was on estimate based on the Company’s initial determination of how long the hard fork required for the Cash Offering Closing might take to implement.  After further consideration, the Company has now revised its estimate down to 60 days and made corresponding changes on pages 5 and 138 of the offering circular in the Offering Statement. The Company has also revised these pages to make clear that it may extend the date of the closing by an additional 30 days for any reason by posting a notice to this effect on stackstoken.com.

38.                               We note that investors in the offering will become owners of the Stacks Tokens as of the date of the Cash Offering Closing, that their subscriptions are irrevocable once submitted, and that you will accept payment on a rolling basis during the term of the cash offering. Please clarify whether this means that the funds submitted in payment for subscriptions will be immediately available for the company’s use during the term of the offering, notwithstanding that investors are not yet owners of the Stacks Tokens, and discuss the risks to and the rights of investors during this period. For example, please explain what happens if the company dissolves or liquidates, or if the offering is terminated, prior to the Cash Offering Closing and/or when the tokens are distributed. Finally, please address any contingencies to closings.

In response to the Staff’s comment, the Company has revised the Offering Statement on page 138 of the offering circular.

39.                               Clearly disclose that investors may purchase Stacks Tokens using cash, Bitcoin or Ether, and explain when they will be required to submit the various forms of payment. Disclosure on page 139 suggests that cash payments must be made with the subscription, whereas Bitcoin and Ether will be paid only after notice that a subscription has been accepted. Disclose how long an investor will have to submit its Bitcoin or Ether after you have sent notice of acceptance of the subscription. Please also clarify whether you will hold or reject any Bitcoin or Ether an investor might elect to submit with its subscription.

In response to the Staff’s comment, the Company has revised the Offering Statement on page 141 of the offering circular.

40.                               We note disclosure on page 6 regarding the method by which you will value payment made in Bitcoin and Ether. Please include similar disclosure in the Plan of Distribution, and also clarify whether you will hold these payments in this form or convert them to US dollars, and if so when such a conversion would take place. Also explain what risks the company and investors bear for fluctuations in the value of Bitcoin and Ether between the time investors submit payment and the time these assets are valued and accepted by the company, and the time of the Cash Offering Closing. Consider whether specific risk factor disclosure is also appropriate. Please also explain how investors will be made aware of the use of a replacement service for valuation, the exchange ratio applied and the resulting number of tokens that they will receive in such circumstances.

In response to the Staff’s comment, the Company has revised the Offering Statement on page 138 of the offering circular.

Secondary Trading, page 137

41.                               Please revise this section to disclose that there are currently no such registered third-party exchanges or other platforms to support the trading of Stacks Tokens on the secondary market. Please make corresponding changes to the section Transferability of our Stacks Tokens on page 138.

In response to the Staff’s comment, the Company has revised the Offering Statement on pages 131, 139 and 140 of the offering statement.

Consolidated Balance Sheets, page F-5

42.                               We note that you present restricted digital currency assets of $13.4 million as of December 31, 2017 on the consolidated balance sheet on page F-5. We also note that you present cash outflows of $5.0 million for restricted digital currencies and noncash digital currencies invested of $6.2 million on the consolidated statements of cash flows on page F-8, which represent $11.2 million in the aggregate. Please help us to reconcile the $13.4 million included on the balance sheet with the $11.2 million on the statements of cash flows. In addition, explain to us what the $6.2 million of noncash non-controlling interest digital currencies invested represent.

In response to the Staff’s comment, the Company has restated its 2017 Consolidated Balance Sheet and Consolidated Statement of Cash Flows and made corresponding revisions to the audited financial statements and footnotes included in the Offering Statement.

1. Nature of Business and Summary of Significant Accounting Policies

Token Sales, page F-9

43.                               Please provide us with your assessment of investment company status under ASC 946. Refer to the guidance in ASC 946-10-15-4 through 9.

In response to the Staff’s comment, the Company considered the guidance in ASC 946-10-15-4 through 9 and concluded that the Company does not meet the definition of an investment company for accounting purposes.  In particular, the Company does not have the fundamental characteristics of an investment company as described in ASC 946-10-15-4 through 6.  The Company does not meet the definition of an investment company under the Investment Company Act of 1940.  The Company’s primary business activity is the development, sponsorship, and commercialization of an open-source peer-to-peer network using blockchain technologies to ultimately build a new network for decentralized applications; it does not provide its investors with investment management services and has not committed to a strategy of investing its capital solely for capital appreciation, or investment income, or both.   At December 31, 2017, the Company did not hold any investments in other entities and did not have a financial interest in any of its consolidated funds.

Basis for Consolidation, page F-10

44.                               We note your disclosure that the Company is considered to be the primary beneficiary of the AI and QP LP Funds, as well as Employee LLC. Please revise your disclosures to include the information required by ASC 810-10-50-3(bb).

The Company respectfully submits that assets in the LP funds, which are consolidated VIEs, that are restricted to settling the obligations of those VIEs, are shown as Restricted cash and Restricted digital currencies in the Consolidated Balance Sheets.  These restrictions are described in Footnote 1 under “Cash,” on pages F-12 and F-13.  The Company will include additional disclosure to detail the LP funds’ assets and liabilities included in the consolidated financial statements and to highlight that the LP fund assets can only be used to settle obligations of the LP funds, which may include amounts due to the Company upon achievement of the First or Second Milestone, or alternatively, due to the investors in the event that these Milestones are not achieved.  There are no restrictions on assets in the Employee LLC.

Intangible Assets, page F-13

45.                               We note your disclosure on page F-14 that intangible assets with indefinite useful lives are measured at their respective fair values as of the acquisition date. Please clarify whether you measure them based on their cost to the acquiring entity in accordance with ASC 805-50-30-1 through 3 and revise your disclosures accordingly.

In response to the Staff’s comment, the Company will revise the disclosure to state that these assets are initially measured at cost.

Revenue Recognition, page F-14

46.                               We note that you present $21.8 million of non-controlling interests on your consolidated balance sheet as of December 31, 2017, which represent capital contributions in the consolidated QP and AI Funds that are subject to distribution in the event that the Company fails to achieve the First and Second Milestones; and the outstanding investment under Employee LLC that will be recognized upon achievement of the First and Second Milestones. Please provide us with your accounting analysis, with reference to authoritative literature, supporting the classification as a non-controlling interest rather than as a liability.

The Company respectfully submits that the LP funds are VIEs that the Company consolidates as the primary beneficiary.  At December 31, 2017, these funds had cash and cryptocurrencies contributed by their members, and gains and losses on these assets.  The LP funds did not have any liabilities except a distribution payable to the Company of 20% of amounts contributed by members.

The LP funds’ obligation to distribute assets to the Company upon achievement of the First and Second Milestones is a contingent liability as described in ASC 450, Contingencies.  ASC 450-10-20 defines a loss contingency as follows:

An existing condition, situation, or set of circumstances involving uncertainty as to possible loss to an entity that will ultimately be resolved when one or more future events occur or fail to occur. The term loss is used for convenience to include many charges against income that are commonly referred to as expenses and others that are commonly referred to as losses.

ASC 450-20 contains the following guidance on the timing of recognition of a loss contingency (or accrual of an expense):

25-2 An estimated loss from a loss contingency shall be accrued by a charge to income if both of the following conditions are met:

a.  Information available before the financial statements are issued or are available to be issued (as discussed in Section 855-10-25) indicates that it is probable that an asset had been impaired or a liability had been incurred at the date of the financial statements. Date of the financial statements means the end of the most recent accounting period for which financial statements are being presented. It is implicit in this condition that it must be probable that one or more future events will occur confirming the fact of the loss.

b.  The amount of loss can be reasonably estimated.

The purpose of those conditions is to require accrual of losses when they are reasonably estimable and relate to the current or a prior period. Paragraphs 450-20-55-1 through 55-17 and Examples 1–2 (see paragraphs 450-20-55-18 through 55-35) illustrate the application of the conditions.

As discussed in paragraph 450-20-50-5, disclosure is preferable to accrual when a reasonable estimate of loss cannot be made. Further, even losses that are reasonably estimable shall not be accrued if it is not probable that an asset has been impaired or a liability has been incurred at the date of an entity’s financial statements because those losses relate to a future period rather than the current or a prior period. Attribution of a loss to events or activities of the current or prior periods is an element of asset impairment or liability incurrence.

At December 31, 2017, the achievement of the First and Second Milestones was not probable.  As such, the criteria for liability recognition had not yet incurred, and all of the LP funds’ assets represented members’ equity, which is shown as a non-controlling interest in the Company’s consolidated financial statements as its equity that is not attributable to the Company’s shareholders.

47.                               With regard to your revenue recognition policy for the LP Fund issuances, please address the following:

•                  Tell us whether you allocated the transaction price for the LP Fund issuances to the First and Second Milestone performance obligations in accordance with ASC 606-10¬32-28 and 29 and if so, how you prepared such allocation. If you did not do such an allocation, tell us why you did not consider it necessary.

•                  Quantify the amount of revenue recognized associated with each of your First and Second Milestones.

The Company advises the Staff that it concluded that the contracts with the LP funds contained one “distinct” performance obligation — to provide software development services which include activities to increase the number of users on the network.  Because there is only one performance obligation, there is no need to allocate contract consideration.

ASC 606-10-25-19 indicates that a good or service is distinct if both of the following criteria are met:

a.              The customer can benefit from the good or service either on its own or together with other resources that are readily available to the customer (that is, the good or service is capable of being distinct).

b.              The entity’s promise to transfer the good or service to the customer is separately identifiable from other promises in the contract (that is, the good or service is distinct within the context of the contract).

If a good or service is not distinct, the good or service is combined with other promised goods or services until a bundle of goods or services is identified that is distinct.

The Company identified the following deliverables in the token issuances to assess whether they are distinct:

•                  Software development services.

•                  Activities to increase the number of users on the network to meet specified thresholds (1 million verified users on the network).  These activities include the development of incentives and structures to attract both users and application developers, as each of these group’s involvement on the network attracts the other’s involvement.  For example, the Company is creating alternative incentive mechanisms (e.g., “App Rewards Mining”) that allow developers to see a path to financial gain without a large user base at the very beginning of network operations.   In addition, the Company is structuring the network to make it easy and desirable for developers to build applications on top of it.  As an example, the infrastructure of the Network allows developers to avoid worry about hosting data or paying for hosting costs; these activities are indistinguishable from the software development services in the first performance obligation.  Simultaneously, the Company plans to invest in the user side of the market by creating a user-side incentive mechanism for growth, allowing ultimately for token rewards to users who refer other registered users — much like standard referral rewards in more ordinary consumer contexts.

With respect to the QP and AI Funds issuances, the Company concluded that the customers can benefit from the software development services on their own without the Company’s activities to enhance the number of network users.  The fact that other token issuances did not include this second performance obligation demonstrates the utility of the software development services on their own.  As such, the first criterion is meet.

With respect to the second criterion for determining whether a performance obligation is “distinct” — that the promise to transfer the good or service is separately identifiable from other promises in the contract — the FASB provided the following additional guidance:

Excerpt from Accounting Standards Codification Revenue from Contracts with Customers — Overall

Identifying Performance Obligations

Distinct Goods or Services

606-10-25-21 In assessing whether an entity’s promises to transfer goods or services to the customer are separately identifiable in accordance with paragraph 606-10-25-19(b), the objective is to determine whether the nature of the promise, within the context of the contract, is to transfer each of those goods or services individually or, instead, to transfer a combined item or items to which the promised goods or services are inputs. Factors that indicate that two or more promises to transfer goods or services to a customer are not separately identifiable include, but are not limited to, the following:

a.  The entity provides a significant service of integrating goods or services with other goods or services promised in the contract into a bundle of goods or services that represent the combined output or outputs for which the customer has contracted. In other words, the entity is using the goods or services as inputs to produce or deliver the combined output or outputs specified by the customer. A combined output or outputs might include more than one phase, element, or unit.

b.  One or more of the goods or services significantly modifies or customizes, or are significantly modified or customized by, one or more of the other goods or services promised in the contract.

c.  The goods or services are highly interdependent or highly interrelated. In other words, each of the goods or services is significantly affected by one or more of the other goods or services in the contract. For example, in some cases, two or more goods or services are significantly affected by each other because the entity would not be able to fulfill its promise by transferring each of the goods or services independently.

The Company concluded that the software development services and activities to attract users are not distinct within the context of the contract as the activities to increase the number of users are either part of the initial network structure and are indistinguishable from the development of the network, or the activities modify network operations by adding features to attract both developers and users (attracting one of these groups will aid in attracting the other), which represents a significant integration service as described in 606-10-25-21 (a) above.  Therefore, the development services to attract users in the second performance obligation would be combined with those in the first and treated as one combined performance obligation for revenue recognition purposes.  Because there is only one performance obligation there is no need to allocate the contract consideration.

The milestone payments were not considered as part of the initial transaction price as they are variable consideration, and we could not conclude that if recognized, it was probable that a significant reversal in the amount of cumulative revenue recorded to date would not occur.

For the year ended December 31, 2017, the Company did not recognize any variable consideration associated with achievement of the First and Second Milestones.

48.                               We note your revenue recognition policy on page 80 stating that revenue associated with your First and Second Milestones is recognized monthly on a straight line basis from the effective date of the arrangements to January 2019 and 2020, respectively. Please provide us with your accounting analysis, with reference to authoritative literature, explaining why revenue recognition on a straight line basis over time is appropriate. As part of your response, tell us how you meet the criteria for performance obligations satisfied over time in ASC 606-10-25-27 rather than performance obligations satisfied at a point in time in ASC 606-10-25-30.

The Company respectfully submits that the disclosure states that revenue associated with the First and Second Milestones is variable consideration that will not be recognized until it is probable that if recognized, a significant reversal in the amount of cumulative revenue recorded to date would not occur.  The Company is only recognizing amounts received in the token issuances that are non-refundable on a straight-line basis over the period in which the associated development services are performed.

The Company considered whether the single distinct performance obligation is satisfied at a point in time or over time.  ASC 606-10-25-27 provides the following guidance on assessing whether a performance obligation is satisfied over time:

An entity transfers control of a good or service over time and, therefore, satisfies a performance obligation and recognizes revenue over time, if one of the following criteria is met:

a.              The customer simultaneously receives and consumes the benefits provided by the entity’s performance as the entity performs (see paragraphs 606-10-55-5 through 55-6).

b.              The entity’s performance creates or enhances an asset (for example, work in process) that the customer controls as the asset is created or enhanced (see paragraph 606-10-55-7).

c.               The entity’s performance does not create an asset with an alternative use to the entity (see paragraph 606-10-25-28), and the entity has an enforceable right to payment for performance completed to date (see paragraph 606-10-25-29)

ASC 606-10-25-27(a) states that a performance obligation is satisfied over time if the customer simultaneously receives and consumes the benefits provided by the company’s performance as the company performs. In making this assessment, ASC 606-10-55-6 provides the following guidance:

A performance obligation is satisfied over time if an entity determines that another entity would not need to substantially reperform the work that the entity has completed to date if that other entity were to fulfill the remaining performance obligation to the customer. In determining whether another entity would not need to substantially reperform the work the entity has completed to date, an entity should make both of the following assumptions:

a.              Disregard potential contractual restrictions or practical limitations that otherwise would prevent the entity from transferring the remaining performance obligation to another entity

b.              Presume that another entity fulfilling the remainder of the performance obligation would not have the benefit of any asset that is presently controlled by the entity and that would remain controlled by the entity if the performance obligation were to transfer to another entity.

In evaluating whether another company would not need to substantially reperform the work completed to date, the basis for conclusions of ASU 2014-09 provides the following additional clarifying guidance:

BC128. The Boards also observed that this criterion is not intended to apply to contracts in which the entity’s performance is not immediately consumed by the customer, which would be typical in cases in which the entity’s performance results in an asset (such as work in process). Consequently, an entity that applies Topic 606 to contracts in which the entity’s performance results in an asset (which could be intangible) being created or enhanced should consider the criteria in paragraph 606-10-25-27(b) and (c).

We concluded that the Company is satisfying its performance obligation over time as another entity would not have to reperform work completed to date if it were to pick up the Company’s remaining network development obligations.  The proposed framework for the network is outlined in whitepapers that are publicly available, it is designed to be open source, and other developers could complete the work if the Company ceased development efforts.

ASC 606-10-25-31 through 25-33 provide the following guidance on recognizing revenue for performance obligations satisfied over time:

25-31…an entity shall recognize revenue over time by measuring the progress toward complete satisfaction of that performance obligation. The objective when measuring progress is to depict an entity’s performance in transferring control of goods or services promised to a customer (that is, the satisfaction of an entity’s performance obligation).

25-32 An entity shall apply a single method of measuring progress for each performance obligation satisfied over time, and the entity shall apply that method consistently to similar performance obligations and in similar circumstances. At the end of each reporting period, an entity shall remeasure its progress toward complete satisfaction of a performance obligation satisfied over time.

25-33 Appropriate methods of measuring progress include output methods and input methods. Paragraphs 606-10-55-16 through 55-21 provide guidance for using output methods and input methods to measure an entity’s progress toward complete satisfaction of a performance obligation. In determining the appropriate method for measuring progress, an entity shall consider the nature of the good or service that the entity promised to transfer to the customer.

The Company uses a cost to cost method of measuring progress toward complete satisfaction of the network development performance obligations.  The Company has a number of employees performing programing services on a full-time basis and dedicated solely to the development of the network.  As such, its costs are fixed and revenue is therefore recognized on a straight-line basis over the estimated development period.    At each reporting period, total estimated costs and the estimated period to complete these activities will be updated,  and any change to revenue recognition will be recognized prospectively.

* * *

If the Staff has any questions or comments concerning the foregoing, or requires any further information, please contact me at the number or email above.

Very truly yours,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Robert H. Rosenblum
Robert H. Rosenblum